[AmTrust Financial Services, Inc. Letterhead]

November 10, 2010

Via EDGAR and Facsimile (202) 772-9198
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	AmTrust Financial Services, Inc.
Form 10-K for the Period Ended December 31, 2009
Filed March 16, 2010
File No. 001-33143

Dear Mr. Rosenberg:

Thank you for your letter dated October 22, 2010 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding the Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) of AmTrust Financial Services, Inc.

We have carefully considered the Staff’s comments and set forth our responses below.  For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the comment letter.

Consolidated Financial Statements
Note 3 - Investments
(f) Other Than Temporary Impairment, page F-21

1.           In the first sentence of your proposed disclosure to comment one, you state that your investment committee evaluates “each” security in an unrealized loss position quarterly.  However, in the second paragraph, you state that the investment “committee maintains an individual list of investments that have been in a “significant unrealized loss position in excess of 12 months.”  Please provide us revised proposed disclosure to state whether you evaluate all securities in an unrealized loss position or only securities that have been in a loss position in excess of 35% and/or 12 months.

Response:

To clarify, our Investment Committee evaluates each security in an unrealized loss position on a quarterly basis for impairment.  We propose including the disclosure contained in our response letter dated August 25, 2010 (without the discussion of our investment strategy, per our response to Question 3 below) in our filings on a going forward basis, but will remove the reference to the Committee’s maintenance of an individual list of investments that have been in a significant unrealized loss position in excess of 12 months.  Although we do maintain such a list as a subset of the list of each security in an unrealized loss position, we understand how a reference to such a list could confuse the reader.

Jim B. Rosenberg
Division of Corporation Finance
November 10, 2010

2.           Your policy appears to state that, at least for certain securities, you wait in excess of two years before recording an other than temporary impairment for equity securities.  Although dependent on specific facts and circumstances, we generally believe that a length of time considerably less than two years would represent an other than temporary impairment.  Please provide us a schedule of unrealized loss for your equity securities at September 30, 2010 showing the amount of unrealized loss for less than six months, six months to nine months and greater than nine months.  Tell us the objective evidence that supports your conclusion at September 30, 2010 that an other than temporary impairment is not necessary for equity securities in an unrealized loss for more than nine months.

Response:

The following is a chart detailing unrealized loss for our equity securities at September 30, 2010, showing the securities that have been in an unrealized loss position for less than six months:

Security	Unrealized Loss at 9/30/10	Number of Months in Unrealized Loss Position at 9/30/10
AVP Inc.	$(35,305)	1
Grubb & Ellis Con Pfd 12%	(2,700)	1
Skilled Healthcare Group	(306,428)	2
4 Kids Entertainment Inc	(100,886)	3
Vanda Pharmaceuticals Inc.	(137,809)	4
Visteon Corporation	(96,435)	4
Bank of America	(231,329)	4
Astrotech Corporation	(653,355)	5
Endeavour International Corp.	(5,624)	5
SCO Group Inc.	(100,211)	5
Total	$(1,670,081)

The following is a chart detailing unrealized loss for our equity securities at September 30, 2010, showing the securities that have been in an unrealized loss position for six months to nine months:

Security	Unrealized Loss at 9/30/10	Number of Months in Unrealized Loss Position at 9/30/10
Photomedex Inc Cmn	$(877,211)	6
Lakes Entertainment Inc.	(528,891)	9
Total	$(1,406,102)

Jim B. Rosenberg
Division of Corporation Finance
November 10, 2010

The following is a chart detailing unrealized loss for our equity securities at September 30, 2010, showing the securities that have been in an unrealized loss position for greater than nine months and the unrealized loss as a percentage of cost for these securities:

Security	Number of Positions Held	Unrealized Loss at 9/30/10	Number of Months in Unrealized Loss Position at 9/30/10	Unrealized Loss as a Percentage of Cost at 9/30/10
Goldman Sachs HY Instl.	2	$(633,335)	34	19.9%
Goldman Sachs Core Fixed Income A(1)	42	(585)	32-34	1.6%
Ally Financial 7.00%	2	(65,543)	21	6.5%
Total		$(699,463)
___________________
(1)  Dividends in this mutual fund are reinvested on a quarterly basis, which leads to numerous lots in the same fund.

The Goldman Sachs High-Yield Institutional investment is a mutual fund, and is presented as an equity position in our “Investments” disclosure.  However, 91.3% of the mutual fund is invested in corporate, high-yield bonds with wide industry diversification (industrial material – 39%, consumer goods – 35% and financial services – 24%).  Although this mutual fund has been in an unrealized loss position for longer than 24 months, we determined that a decline in value of 19.9% was not significant.  This fund has $5.7 billion in net assets, with a year-to-date return of 9.82% and a Morningstar rating of 4 (out of 5).  This rating puts the fund in the top third of the funds that Morningstar rates.  The recent returns have been very positive for the month (2.7%), three months (6.0%) and for the last 12 months (15.7%).  In addition, the interest earned by this fund is not currently reinvested and, therefore, is not reflected in the overall unrealized gain or loss of the fund.  For that reason, we believe the fund is actually performing better than the amount of the unrealized loss would indicate.  The fund has improved significantly (up 55.8%) since its low in December of 2008 and has improved 2.5% since September 30, 2010.  Lastly, we concluded that we had the ability and intent to hold this mutual fund to its anticipated recovery.  For these reasons, we decided not to record an other-than-temporary impairment on this investment at September 30, 2010.

The other two investments have been in an unrealized loss position for greater than 24 months. However, as with the mutual fund discussed above, we fully anticipate these positions will recover from their loss positions and that we have the ability and intent to hold these positions until they recover.  Additionally, we believe both the decline in the dollar amount and as a percentage to be insignificant as a component of our total investment portfolio and, therefore, deem the unrealized losses on these two positions to be immaterial.

Jim B. Rosenberg
Division of Corporation Finance
November 10, 2010

3.           While we recognize that your investment strategy is to purchase equity securities with values that you believe are not accurately reflected in the market and to hold these securities for 36 months until their “true value” is more closely reflected in the market, we do not believe that this strategy supports not recording an other than temporary impairment.  Disclosures about your investment strategy, therefore, may be better suited outside your financial statements.

Response:

In future Form 10-K filings, we will include disclosure about our investment strategy in the “Investments” portion of our “Business” section.

In connection with our response to the Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further understand that the Division of Enforcement has access to all information provided to the Staff in the Staff’s review of our filings or in response to the Staff’s comments on our filings.

We trust that you will find the foregoing to be responsive to the Staff’s comments.  Please contact the undersigned at (216) 328-6116 if you require any further information.

Sincerely,

/s/ Ronald E. Pipoly, Jr.

Ronald E. Pipoly, Jr., Chief Financial Officer

cc.	Gus Rodriguez, Securities and Exchange Commission
Keira Nakada, Securities and Exchange Commission
Rose Zukin, Securities and Exchange Commission
Imran Makda, BDO USA LLP